UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
Tikcro Technologies Ltd. (Name of Issuer)
Ordinary Shares, no par value (Title of Class of Securities)
M8790M 11 2 (Cusip Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.         NAMES OF RPORTING PERSONS
Aviv Boim

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [  ]
                                                                                                       (b)  [  ]
3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION                                      Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 885,287 Ordinary Shares* 6. SHARED VOTNG POWER 0 Ordinary Shares 7. SOLE DISPOSITIVE POWER 669,918 Ordinary Shares 8. SHARED DISPOSITIVE POWER 215,369 Ordinary Shares*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 885,287 Ordinary Shares*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%

12.	TYPE OF REPORTING PERSON: IN

* Includes 215,369 Ordinary Shares that are subject to contractual restrictions on transfer and are subject to repurchase by the Issuer for no consideration under certain circumstances.

Item 1(a).               Name of Issuer

Tikcro Technologies Ltd. (the “Issuer”)

Item 1(b).               Address of Issuer’s Principal Executive Offices

c/o CFO Direct Ltd.
                               16 Ha'tidhar Street
                               Ra'anana 43652 Israel

Item 2(a).              Name of Person Filing

Aviv Boim (the “Reporting Person”)

Item 2(b).              Address of Principal Business Office or, if None, Residence

c/o Tikcro Technologies Ltd.
                                c/o CFO Direct Ltd.
                                16 Ha'tidhar Street
                                Ra'anana 43652 Israel

Item 2(c).               Citizenship

Israel

Item 2(d).               Title of Class of Securities

This statement relates to Ordinary Shares, no par value (hereinafter referred to as “Ordinary Shares”).

Item 2(e).               CUSIP Number

M8790M 11 2

Item 3.	Identification of Persons Filing Pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c)

Not Applicable.

Item 4.                   Ownership

                The following information is given as of March 31, 2012 and is based on 8,898,861 Ordinary Shares (including restricted shares) outstanding, as provided by the   Issuer:

                (a)           Amount beneficially owned: 885,287 Ordinary Shares.

                (b)           Percent of class:  9.9%

                (c)           Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote: 885,287 Ordinary Shares

               (ii) Shared power to vote or to direct the vote: 0 Ordinary Shares

               (iii) Sole power to dispose or to direct the disposition of: 669,918 Ordinary Shares

               (iv) Shared power to dispose or to direct the disposition of: 215,369 Ordinary Shares

Item 5.                   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following [].

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.                   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.                   Identification and Classification of Members of the Group

Not Applicable.

Item 9.                   Notice of Dissolution of Group

Not Applicable.

Item 10.                 Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 2, 2012

/s/ Aviv Boim
Aviv Boim